Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

Merger means big opportunity for wireless and wireless/wireline integration

Wireless is one of the biggest opportunities SBC has today – but it will be an even bigger opportunity after the AT&T merger closes because that deal will bring new customers and capabilities into the business. The merger also will give SBC new opportunities to integrate our wireless and wireline service portfolios – one of our Wireline 9 imperatives.  In this interview, Brad Bridges, assistant vice president–Wireline/Wireless Integration, talks about how SBC is preparing to take advantage of these opportunities post-merger.

Q. How does wireless help us win?

Wireless gives us a tremendous opportunity to grow SBC in all of our market segments. Customers tell us they want many ways to stay connected, and we have the resources and assets to meet those needs. In the consumer segment, for example, wireless is a key part of our bundle and allows us to be very competitive. In the business segment, we have a tremendous opportunity to sell to enterprise customers, because wireless is becoming more prevalent throughout this segment – and half of all wireless bills in the United States are now paid by businesses. Plus, integration of our wireless and wireline portfolios helps maximize the value of our wireless service – and it strengthens our ability to differentiate ourselves in the marketplace.

Q. Doesn’t the trend toward cutting the cord and going all wireless hurt us?

Not meeting the needs of these customers is what hurts us. We’ll use all our assets — including Cingular — to create value for these customers the way they want us to. After the merger is complete, we plan to provide AT&T’s CallVantage services to compete, and we’re looking at bundling that with wireless. We believe this will be very popular with many customer segments, especially younger consumers.

Q. Why is wireless/wireline integration so important?

One way to differentiate SBC in the marketplace is by taking technological considerations out of the equation for customers – that is, by delivering any content or application on any device to any place. I’ve sometimes heard it described like this: we must ensure that our services converge for our customers rather than on our customers. We’ll know we’ve achieved that goal when our customers no longer have to say, “Let me call you back when I get in the car,” or “I’ll check that when I get to work tomorrow,” because they’ll no longer be limited by the device they use, where they use it or how it connects. SBC will be doing the hard work for them behind the scenes – making it all seamless for our customers.

I like to think of it this way: when someone asks you what time it is, you don’t tell them what kind of watch you have, or how it works … you just tell them the time. We’ll win by providing products that meet customer needs and match their lifestyles. We can do that in both entertainment and communications by delivering any content or application over any connection – landline, wireless, DSL or Wi-Fi – or to any device – PDA, PC, Cingular wireless phone – in a familiar and easy-to-use way.

Q. Is this what is known as convergence?

Yes. At SBC, one of our Wireline 9 imperatives is the integration of our wireless and wireline services. Integration blurs the lines between services, but convergence is where we blur the lines between networks – and that’s where the game really changes. This means different things to different customers. For businesses, it’s about productivity and efficiency; for consumers, it’s about simplicity and lifestyle improvements. SBC will provide access to networks for both customer groups, when and where people want it. We’ll deliver high-quality, easy-to-use, reliable communications and entertainment services that put the customer, rather than the technology, first. This is the vision for the new portfolio of integrated residential solutions we’ll offer under the SBC U-verse brand.

Q. What new wireless opportunities does the merger create?

Perhaps our most significant opportunity is in the enterprise business market, where we’ll have an opportunity to sell wireless as part of our core service package because of AT&T’s strength in this market segment. Additionally, we’ll introduce a service that simplifies management of wireless, including everything from procurement of mobile devices to billing and customer care. Chief information officers at large companies today tell us that this is a huge headache for them and that there is a big demand for this service.

We’ll also continue to introduce new integrated products that, after the merger, we can offer to a broader base of customers. For example, we’re trialing a dual mode wireless and Wi-Fi phone that will enable an employee to move from the office to the road and back again and stay connected to the corporate network the entire time. We think products like this will be an important part of our portfolio and will distinguish us from the competition.

In connection with the proposed transaction, SBC Communications Inc. (“SBC”) filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283). Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.

Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement. Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.